[redacted]

08026566

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

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SEC FILE NUMBER
8-67472

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/14/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carvill Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Ave
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Roland Pike 1-212-292-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020-1299 (Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Roland Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carvill Capital Markets, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
DEBORAH MURESAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/03/11

Signature

Chief Financial Office

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carvill Capital Markets, Inc.

(A Wholly-Owned Subsidiary of Carvill America, Inc.)

Statement of Financial Condition
December 31, 2007

Carvill Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Carvill America, Inc.)
Contents
December 31, 2007

Page(s)

MAZARS

Independent Auditors' Report

To the Board of Directors of
Carvill Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Carvill Capital Markets, Inc. (the "Company") as of December 31, 2007 that you are filing pursant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carvill Capital Markets, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Mazars LLP

New York, N.Y.
February 22, 2008

135 West 50th Street - New York, NY 10020-1299
Tel: +1 212 375 6768 - Fax: +1 212 375 6905 - www.mazars.com

Mazars LLP
Certified Public Accountants

Carvill Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Carvill America, Inc.)
Statement of Financial Condition
December 31, 2007

Assets		**2007**
Current assets		
Cash and cash equivalents	$	132,049
Certificate of deposit		50,396
Prepaid expenses		1,930
Total assets	**$**	**184,375**
Liabilities and Stockholder's Equity		
Liabilities		
Payable to Parent company	$	36,118
Accounts payable and other liabilities		2,230
Total current liabilities		38,348
Commitments		
Stockholder's equity		
Capital stock, no par value; 1,000 shares authorized, issued and outstanding		150,000
Accumulated deficit		(3,973)
Total stockholder's equity		146,027
Total liabilities and stockholder's equity	**$**	**184,375**

The accompanying notes are integral part of this financial statement.

1. Nature of Operations

Carvill Capital Markets, Inc. (the "Company") was formed in March 2006 as a wholly-owned subsidiary of Carvill America, Inc. (the "Parent"), a reinsurance intermediary. In April 2007, the Company was approved for membership in the National Association of Securities Dealers, now Financial Industry Regulatory Authority ("FINRA"). On May 4, 2007, the Company was approved to commence business as an introducing broker for trading of government securities, insurance-linked securities and over the counter derivatives as well as to secure capital for clients via private placements with qualified institutional investors.

For the balance of the year ended December 31, 2007, following FINRA approval, the Company devoted its efforts to the development of procedures, plans and market knowledge. No securities transactions were completed during the period ended December 31, 2007.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions and related expenses will be recorded on a trade date basis. Revenue from private placement activities will be recorded when the private placement is reasonably expected to be complete, income is reasonably determinable and collectibility is reasonably assured.

Securities Owned
Securities owned and securities sold, not yet purchased will be recorded on a trade date basis and will be carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses will be included in transaction revenue.

Certificates of deposit with maturities less than 90 days purchased from federally-insured banking institutions are carried at cost which is considered to be fair value.

Furniture, Equipment and Leasehold Improvements
The Company had no furniture or equipment of its own as of December 31, 2007. Utilization of office equipment owned by its Parent is included as part of inter-company rent payments.

Income Taxes
The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are computed using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is organized as a corporation and has elected to be included in a consolidated return with its Parent for U.S. income tax purposes. The Company computes a tax provision based on its own result for inclusion in the consolidated return and will periodically settle with its Parent for its portion of taxes due. In 2006, the year of formation, the Company incurred a loss. The carry-forward of the loss offset income in 2007 resulting in a federal income tax provision of $-0-. The Company has a remaining net operating loss carry-forward of approximately $5,500 available for 2008 and beyond. Due to the uncertainty of future taxable income from the Company's operations, the Company has provided a valuation allowance on the entire deferred asset recorded on the loss carry-forward.

A provision for state income taxes is reflected in the Company's financial statements based on its portion of amounts due as a member of the consolidated return filed with its Parent in the states in which the Company is authorized to do business.

3. Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2007, the Company had not yet begun to conduct any broking or trading of securities.

4. Related Party Transactions

The Company is provided with office space in its parent company's New York office on a month-to-month rental basis, the cost of which is determined on the portion of space set aside for the Company's operations. As of December 2007, the monthly rent payment including utilities was $250 per month. The Company is also provided space in the office of an affiliate in Hamilton, Bermuda. There is no rent for use of that space until the Company starts to conduct an active securities business.

The Company's licensed representatives are also considered employees of its Parent and receive compensation from the Parent. When the Company begins to generate revenue from its broker-dealer business, compensation related to conduct of that business will be allocated to the Company.

The Company receives accounting services from its Parent, the cost for such services in 2007 are immaterial to these financial statements primarily due to the fact that the Company has not yet begun trading and there have been an immaterial number of transactions. Under the program, the Parent pays third party vendors and bills the Company for those charges. The Company intends to settle such inter-company balances on at least an annual basis.

5. Commitments and Contingencies

The Company will be required to clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmit all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. As of December 31, 2007, the Company had not yet begun handling customer transactions and, accordingly, had not retained the services of a clearing broker.

Regulatory Matters
The Company has an agreement with Capital Markets Compliance, LLC to provide services of the Financial Operations Principal including regular required filings with FINRA.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital at the greater of $5,000 or 1/8 of aggregate indebtedness. At no time during its first year of operation may the ratio of aggregate indebtedness to net capital exceed 8 to 1.

At December 31, 2007, the Company had net capital of $143,572, which exceeded its required net capital of $5,000 by $138,572. The ratio of aggregate indebtedness to net capital was 0.27 to 1.

END